August 13, 2020

Globant Reports 2020 Second Quarter Financial Results

Strong Performance Amidst Turbulent Macro

Second quarter revenues of $182.7 million, up 16.0% year-over-year

IFRS Diluted EPS of $0.26 for the second quarter

Non-IFRS Diluted EPS of $0.51 for the second quarter

Luxembourg / August 13, 2020 - Globant (NYSE: GLOB), a digitally native technology services company, today announced results for the three and six months ended June 30, 2020.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

Second Quarter 2020 Financial Highlights

•	Revenues rose to $182.7 million, representing 16.0% year-over-year growth compared to the second quarter of 2019.
•	IFRS Gross Profit margin was 36.3% compared to 38.5% in the second quarter of 2019.
•	Non-IFRS Adjusted Gross Profit Margin was 38.2% compared to 40.2% in the second quarter of 2019.
•	IFRS Profit from Operations Margin was 8.1% compared to 12.3% in the second quarter of 2019.
•	Non-IFRS Adjusted Profit from Operations Margin was 13.5% compared to 16.4% in the second quarter of 2019.
•	IFRS Diluted EPS was $0.26 compared to $0.36 in the second quarter of 2019.
•	Non-IFRS Adjusted Diluted EPS was $0.51 compared to $0.53 in the second quarter of 2019.

Six months ended June 30, 2020 highlights

•	Revenue rose to $374.3 million, representing 23.2% year-over-year growth compared to the first six months of 2019.
•	IFRS Gross Profit margin was 37.0% compared to 38.9% in the first six months of 2019.
•	Non-IFRS Adjusted Gross Profit Margin was 38.9% compared to 40.6% in the first six months of 2019.
•	IFRS Profit from Operations Margin was 8.9% compared to 12.4% in the first six months of 2019.
•	Non-IFRS Adjusted Profit from Operations Margin was 14.6% compared to 16.7% in the first six months of 2019.
•	IFRS Diluted EPS was $0.60, compared to $0.68 in the first six months of 2019.
•	Non-IFRS Adjusted Diluted EPS was $1.15, compared to $1.02 in the first six months of 2019.

Cash and Other Metrics for the Quarter ended June 30, 2020

•	Cash and cash equivalents and Short-term investments totaled $404.1 million as of June 30, 2020, an increase of $321.6 million from $82.5 million as of December 31, 2019. During the second quarter of 2020, we raised approximately $301 million in net proceeds from our equity offering of 2.3 million shares, and we also repaid $50 million under our credit facility. As of June 30, 2020, we had a total amount of $75 million drawn from our credit facility.
•	Globant completed the second quarter with 12,333 Globers, 11,573 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the second quarter was as follows: 72.8% from North America (top country: US), 20.8% from Latin America and others (top country: Argentina) and 6.4% from Europe (top country: Spain).
•	In terms of currencies, 87.0% of Globant’s revenues for the second quarter were denominated in US dollars.
•	During the twelve months ended June 30, 2020, Globant served a total of 805 customers and continued to increase its wallet share, having 113 accounts with more than $1 million of annual revenues, compared to 97 for the same period one year ago.
•	Globant’s top customer, top five customers and top ten customers represented 10.7%, 31.9% and 44.9% of second quarter revenues, respectively.

“As we start the second half of 2020, we are seeing ourselves emerge into a new world. The pandemic has already changed many aspects of our lives and I am proud of how our company continues to accompany our employees, vendors, communities and customers to evolve,” said Martín Migoya, Globant CEO and co-founder. “The pandemic has sparked the need for digital transformation across many industries and regions. Organizations need to reinvent themselves in order to address new consumer needs, so this presents a unique opportunity for us. As a leader in digital and cognitive transformation we know we can be the best partners to support our clients in their journeys. We will continue to invest in our global expansion and in our expertise around the latest trends to reinforce our positioning as a pure digital player.”

"We have achieved solid results while navigating a challenging environment. We delivered revenues and adjusted diluted earnings per share above our expectations. Organic recovery looks strong for the third quarter and we are very enthusiastic with gA’s acquisition,” explained Juan Urthiague, Globant’s CFO.

2020 Third quarter Outlook

Based on current market conditions, Globant is providing the following estimates for the third quarter of 2020:

•	Third quarter 2020 Revenues are estimated to be at least $203 million, or 18.5% year over year growth.
•	Third quarter 2020 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 13.5%-15.5%.
•	Third quarter 2020 Non-IFRS Adjusted Diluted EPS is estimated to be at least $0.58 (assuming an average of 40.9 million diluted shares outstanding during the third quarter).

Due to the ongoing uncertainty related to the potential impacts of COVID-19 on the Company's full year financial results, Globant is not providing a full year 2020 financial outlook at this time.

Conference Call and Webcast

Martín Migoya and Juan Urthiague will discuss the second quarter 2020 results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US & Canada +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

We are a digitally native company where innovation, design and engineering meet scale. We use the latest technologies in the digital and cognitive field to empower organizations in every aspect.

We have more than 12,300 employees and we are present in 16 countries working for companies like Google, Rockwell Automation, Electronic Arts and Santander, among others.

We were named a Worldwide Leader of Digital Strategy Consulting Services by the IDC MarketScape report. We were also featured as a business case study at Harvard, MIT, and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS. Management believes these measures help illustrate underlying trends in the company's business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, impairment of non financial assets, acquisition-related charges and COVID-19 related expenses. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its unaudited condensed interim consolidated statement of financial position as of June 30, 2020, its audited consolidated statement of financial position as of December 31, 2019 and its unaudited condensed interim consolidated statement of comprehensive income for the three and six months ended June 30, 2020 and 2019, prepared in accordance with IFRS as issued by IASB.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of assets, acquisition-related charges and COVID-19 related expenses. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: the impact and duration of the COVID-19 pandemic; our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Condensed Interim Consolidated Statement of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Six months ended		Three months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Revenues	374,280	303,685	182,708	157,534
Cost of revenues	(235,836)	(185,616)	(116,467)	(96,889)
Gross profit	138,444	118,069	66,241	60,645

Selling, general and administrative expenses	(101,454)	(79,192)	(49,582)	(40,560)
Net impairment losses on account receivables	(3,544)	(1,075)	(1,927)	(639)
Profit from operations	33,446	37,802	14,732	19,446

Finance income	707	265	451	95
Finance expense	(5,106)	(2,335)	(2,651)	(1,267)
Other financial results, net	3,624	(3,284)	907	(1,371)

Share of results of investment in associates	(82)	—	(82)	—

Other income (expense), net	43	8	27	27
Profit before income tax	32,632	32,456	13,384	16,930

Income tax	(9,443)	(6,972)	(3,365)	(3,545)
Net income for the period	23,189	25,484	10,019	13,385

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(1,537)	(159)	567	457
- Net change in fair value on financial assets measured at FVOCI	(23)	27	91	(8)
- Gains and losses on cash flow hedges	(834)	433	1,235	1,315
Total comprehensive income for the period	20,795	25,785	11,912	15,149

Net income attributable to:
Owners of the Company	23,189	25,484	10,019	13,385
Net income for the period	23,189	25,484	10,019	13,385

Total comprehensive income for the period attributable to:
Owners of the Company	20,795	25,785	11,912	15,149
Total comprehensive income for the period	20,795	25,785	11,912	15,149

Earnings per share
Basic	0.62	0.70	0.27	0.37
Diluted	0.60	0.68	0.26	0.36
Weighted average of outstanding shares (in thousands)
Basic	37,347	36,361	37,686	36,516
Diluted	38,420	37,467	38,759	37,622

Globant S.A.

Condensed Interim Consolidated Statements of Financial Position as of June 30, 2020 and December 31, 2019

(In thousands of U.S. dollars, unaudited)

	June 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	356,869	62,721
Investments	47,205	19,780
Trade receivables	169,969	156,676
Other assets	9,294	13,439
Other receivables	20,620	19,308
Other financial assets	4,797	4,527
Total current assets	608,754	276,451

Non-current assets
Investments	—	418
Other assets	7,513	7,796
Receivables	19,416	8,810
Deferred tax assets	26,875	26,868
Investment in associates	3,694	3,776
Other financial assets	3,809	1,683
Property and equipment	87,749	87,533
Intangible assets	30,078	27,110
Right-of-use assets	70,216	58,781
Goodwill	187,925	188,538
Total non-current assets	437,275	411,313
TOTAL ASSETS	1,046,029	687,764

LIABILITIES
Current liabilities
Trade payables	22,680	31,487
Payroll and social security taxes payable	67,000	72,252
Borrowings	1,691	1,198
Other financial liabilities	5,865	8,937
Lease liabilities	20,755	19,439
Tax liabilities	6,927	7,898
Income tax payable	5,731	4,612
Other liabilities	39	368
Total current liabilities	130,688	146,191

Non-current liabilities
Trade payables	7,396	5,500
Borrowings	75,121	50,188
Other financial liabilities	1,305	1,617
Lease liabilities	48,670	41,924
Deferred tax liabilities	1,223	1,028
Provisions for contingencies	3,368	2,602
Total non-current liabilities	137,083	102,859
TOTAL LIABILITIES	267,771	249,050

Capital and reserves
Issued capital	47,505	44,356
Additional paid-in capital	473,137	157,537
Other reserves	(4,951)	(2,557)
Retained earnings	262,567	239,378
Total equity attributable to owners of the Company	778,258	438,714
TOTAL EQUITY AND LIABILITIES	1,046,029	687,764

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Six months ended		Three months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Reconciliation of adjusted gross profit
Gross Profit	138,444	118,069	66,241	60,645
Depreciation and amortization expense	4,639	2,920	2,349	1,693
Share-based compensation expense	2,328	2,453	1,207	1,010
Adjusted gross profit	145,411	123,442	69,797	63,348
Adjusted gross profit margin	38.9%	40.6%	38.2%	40.2%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(101,454)	(79,192)	(49,582)	(40,560)
Depreciation and amortization expense	9,897	8,527	5,003	4,108
Share-based compensation expense	10,485	6,834	5,327	3,857
Acquisition-related charges (a)	4,248	3,165	1,490	1,333
Adjusted selling, general and administrative expenses	(76,824)	(60,666)	(37,762)	(31,262)
Adjusted selling, general and administrative expenses as % of revenues	(20.5)%	(20.0)%	(20.7)%	(19.8)%

Reconciliation of Adjusted Profit from Operations
Profit from Operations	33,446	37,802	14,732	19,446
Share-based compensation expense	12,813	9,287	6,534	4,867
Acquisition-related charges (a)	5,040	3,534	1,878	1,588
COVID-19-related expenses (b)	3,185	—	1,469	—
Adjusted Profit from Operations	54,484	50,623	24,613	25,901
Adjusted Profit from Operations margin	14.6%	16.7%	13.5%	16.4%

Reconciliation of Net income for the period
Net income for the period	23,189	25,484	10,019	13,385
Share-based compensation expense	12,813	9,287	6,534	4,867
Acquisition-related charges (a)	5,143	3,631	1,926	1,614
COVID-19-related expenses (b)	3,185	—	1,469	—
Adjusted Net income	44,330	38,402	19,948	19,866
Adjusted Net income margin	11.8%	12.6%	10.9%	12.6%

Calculation of Adjusted Diluted EPS
Adjusted Net income	44,330	38,402	19,948	19,866
Diluted shares	38,420	37,467	38,759	37,622
Adjusted Diluted EPS	1.15	1.02	0.51	0.53

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our condensed interim consolidated statements of comprehensive income, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

(b)	COVID-19 related expenses include, when applicable, bad debt provision related to the effect of COVID-19 on our customers businesses, donations and other expenses directly attributable to the pandemic that are both incremental to charges incurred prior to the outbreak and not expected to recur once the crisis has subsided and operations return to normal and clearly separable from normal operations.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020
Total Employees	9,905	11,283	11,855	12,538	12,333
IT Professionals	9,215	10,462	11,021	11,755	11,573

North America Revenues %	75.2	77.1	75.0	74.5	72.8
Latin America and Others Revenues %	16.1	17.0	20.0	19.5	20.8
Europe Revenues %	8.7	5.9	5.0	6.0	6.4

USD Revenues %	88.7	86.3	86.7	86.8	87.0
Other Currencies Revenues %	11.3	13.7	13.3	13.2	13.0

Top Customer %	10.4	11.9	11.7	11.7	10.7
Top 5 Customers %	27.2	26.1	27.0	29.1	31.9
Top 10 Customers %	41.0	38.6	38.5	41.0	44.9

Customers Served (Last Twelve Months)	585	744	822	876	805
Customers with >$1M in Revenues (Last Twelve Months)	97	104	107	112	113

Investor Relations Contact:

Paula Conde & Amit Singh, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant